Exhibit 4.7

SUMMARY OF DIRECTOR COMPENSATION

The following is a summary of the currently effective compensation of the non-employee directors of Commtouch Software Ltd. (the “Company”) for services as directors:

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Directors are granted stock options, with new directors receiving an initial grant of 50,000 options and continuing directors receiving an “evergreen” option grant of 16,667 options.  At the annual meeting in October 2009, shareholders approved a one-time increase of the evergreen option grant to 30,000 options.

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Through 2008, directors did not receive cash compensation for their services.  However, at the annual meeting in December 2008, shareholders approved the payment of cash compensation, in addition to the stated options compensation, according to the following:

1.	NIS 31,700 base annually per director, as linked to the applicable Israeli consumer price index, payable in four equal installments at the beginning of each calendar quarter; and
2.
NIS 1,590 per director per face to face Board or committee meeting or NIS954 (60% of NIS 1590) in case of telephonic participation at such meeting, payable at the beginning of each calendar quarter following the quarter during which a Board member participated in a meeting. No separate per meeting compensation will be paid for committee meetings that are held on the same day immediately prior or subsequent to a Board meeting.  In that event, a Board and committee meeting will be considered one meeting.

3.	For non-Israeli based directors, the amounts set forth will be paid in United States dollars, according to the representative rate of exchange published by the Bank of Israel on the date of payment.

Other than the foregoing option grants, cash compensation and reimbursement of expenses, the Company does not compensate its directors for serving on its board of directors.